# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bukit Jalil Global Acquisition 1 Ltd., CIK 0001956055
CUSIP: G1676M105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 31-1 Taman Miharja Phase 3B, Jalan 3/93 2 1/2 Miles, Cheras Kuala Lumpur, Malaysia (N8), 55200
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-202476
Filed by CIK 0001910592

## Reporting persons
- Harraden Circle Investments, LLC: type of reporting person: other (OO), parent holding company or control person (HC), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 491,584; sole dispositive power 0; shared dispositive power 491,584; aggregate amount beneficially owned 491,584 (9.95% of the class)
- Harraden Circle Investors GP, LP: type of reporting person: partnership (PN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 472,539; sole dispositive power 0; shared dispositive power 472,539; aggregate amount beneficially owned 472,539 (9.56% of the class)
- Harraden Circle Investors GP, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 472,539; sole dispositive power 0; shared dispositive power 472,539; aggregate amount beneficially owned 472,539 (9.56% of the class)
- Harraden Circle Investors, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 378,319; sole dispositive power 0; shared dispositive power 378,319; aggregate amount beneficially owned 378,319 (7.66% of the class)
- Harraden Circle Special Opportunities, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 94,220; sole dispositive power 0; shared dispositive power 94,220; aggregate amount beneficially owned 94,220 (1.91% of the class)
- Frederick V. Fortmiller, Jr.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 491,584; sole dispositive power 0; shared dispositive power 491,584; aggregate amount beneficially owned 491,584 (9.95% of the class)

## Item 1. Issuer
Name of issuer: Bukit Jalil Global Acquisition 1 Ltd.
Address of issuer's principal executive offices: 31-1 Taman Miharja Phase 3B, Jalan 3/93 2 1/2 Miles, Cheras Kuala Lumpur, Malaysia 55200

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

i) Harraden Circle Investments, LLC ("Harraden Adviser");
ii) Harraden Circle Investors GP, LP ("Harraden GP");
iii) Harraden Circle Investors GP, LLC ("Harraden LLC");
iv) Harraden Circle Investors, LP ("Harraden Fund"),
v) Harraden Circle Special Opportunities, LP ("Harraden Special Op Fund"); and
vi) Frederick V. Fortmiller, Jr. ("Mr. Fortmiller")

This Statement relates to Shares (as defined herein) directly beneficially owned by Harraden Fund and Harraden Special Op Fund. Harraden GP is the general partner to Harraden Fund and Harraden Special Op Fund, and Harraden LLC is the general partner of Harraden GP. Harraden Adviser serves as investment manager to Harraden Fund, Harraden Special Op Fund and other high net worth individuals. Mr. Fortmiller is the managing member of each of Harraden LLC and Harraden Adviser. In such capacities, each of Harraden GP, Harraden LLC, Harraden Adviser and Mr. Fortmiller may be deemed to indirectly beneficially own the Shares reported herein directly beneficially owned by Harraden Fund and Harraden Special Op Fund.
Address of principal business office or, if none, residence: 299 Park Avenue, 21st Floor, New York, NY 10171
Citizenship: Each of Harraden Fund, Harraden Special Op Fund and Harraden GP is a Delaware limited partnership. Each of Harraden LLC and Harraden Adviser is a Delaware limited liability company. Mr. Fortmiller is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 491584
Percent of class: 9.95
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 491584
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 491584

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Harraden Circle Investments, LLC: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member (02/14/2025)
- Harraden Circle Investors GP, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner (02/14/2025)
- Harraden Circle Investors GP, LLC: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member (02/14/2025)
- Harraden Circle Investors, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner; Harraden Circle Investors GP, LP, general partner (02/14/2025)
- Harraden Circle Special Opportunities, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner; Harraden Circle Investors GP, LP, general partner (02/14/2025)
- Frederick V. Fortmiller, Jr.: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr. (02/14/2025)